UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 3, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 1 April 2022 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 19 April 2022 entitled ‘VODAFONE ANNOUNCES EXECUTIVE COMMITTEE CHANGE’.

3.	A Stock Exchange Announcement dated 29 April 2022 entitled ‘Director Declaration’.

RNS Number : 8519G

Vodafone Group Plc

01 April 2022

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc ("Vodafone") hereby notifies the market that, as at 31 March 2022:

Vodafone's issued share capital consists of 28,817,627,868 ordinary shares of US$0.20 20/21 of which 447,576,522 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 28,370,051,346. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA's Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 6182I

Vodafone Group Plc

19 April 2022

19 April 2022

VODAFONE ANNOUNCES EXECUTIVE COMMITTEE CHANGE

Vodafone announced today that Hannes Ametsreiter will step down from his current role as CEO of Vodafone Germany, and as a member of the Group Executive Committee, effective 30 June 2022, to pursue new career opportunities.

Hannes has been with Vodafone for seven years. Under his leadership Vodafone Germany returned to growth delivering consistent financial performance, attracting new customers, and expanding the reach of the Vodafone network bringing vital connectivity to customers and communities across the country. In 2019 he launched the first commercial 5G network in Germany to businesses and customers and he led the successful integration of Unitymedia.

"I want to thank Hannes for his contribution to Vodafone and helping to build a Gigabit society for Germany.  Vodafone was first in the market with 5G pursuing new applications of technology to make society a better and greener place. When communities needed help because of the pandemic or as a result of natural disasters like the tragic flooding of 2021, Hannes and his team were there quickly offering support. I wish him all the best with his new career," said Nick Read, CEO Vodafone Group.

Philippe Rogge becomes CEO of Vodafone Germany and a member of the Group Executive Committee effective 1 July 2022.

Philippe joins Vodafone after more than a decade with Microsoft including his most recent role for the last five years as President, Central and Eastern Europe, based in Germany. Amongst other responsibilities, he led sales, channels and marketing and accelerated annual growth to double digits. His global career at Microsoft included senior roles such as Chief Operating Officer China, General Manager Belgium and Luxembourg, and General Manager Portugal. Prior to this, Philippe held various functional leadership roles during an eight-year tenure with Belgacom Group (now known as Proximus).

He holds a master's degree in business economics from Ghent University, a master's degree in Management from the Vlerick School of Management and completed the Advanced Management Program from the INSEAD Executive Education program.

"I'm delighted to welcome Philippe as CEO of Vodafone Germany and to the Group Executive Committee. He has a proven track record of commercial, operational and financial success over the last decade delivering through a growth strategy across Europe, at one of the world's leading technology companies," said Nick Read, CEO Vodafone Group.

- ends -

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services. Vodafone operates mobile and fixed networks in 21 countries, and partners with mobile networks in 52 more.  As of 31 December 2021, we had over 300m mobile customers, more than 28m fixed broadband customers and over 22m TV customers.

Vodafone is a world leader in the Internet of Things (IoT), connecting more than 142m devices and platforms through innovation that aligns with the aspirations of society for cleaner and safer cities, better transport and improved agriculture. Vodafone's digital leadership is also changing how governments deliver healthcare and education, and how businesses, particularly Small and Medium Enterprises (SMEs), serve customers.

We have revolutionised fintech in Africa through M-Pesa, which celebrates its 15th anniversary in 2022. It is the region's largest fintech platform, providing access to financial services for more than 51m people in a secure, affordable and convenient way.

Our purpose is to connect for a better future, enabling an inclusive and sustainable digital society. We are taking significant steps to reduce our impact on our planet by becoming net zero by 2040, purchasing 100% of our electricity from renewable sources in Europe and across our entire operations by 2025, and reusing, reselling or recycling 100% of our redundant network equipment. Vodafone proactively works to expand access to connectivity for rural communities, students and jobseekers. For more than 30 years, Vodafone's Foundation has supported communities in Europe and Africa in the areas of health, education, and equality.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

RNS Number : 9233J

Vodafone Group Plc

29 April 2022

29 April 2022

Vodafone Group Plc

Director Declaration

In accordance with Listing Rule 9.6.14(2), Vodafone Group Plc (the 'Company') announces that Dame Clara Furse DBE, Non-Executive Director, has been elected as a Non-Executive Director of Assicurazioni Generali S.p.A with effect from 29 April 2022.

The Company has also been informed that Dame Clara will not be standing for re-election at the Annual General Meeting of Amadeus IT Group SA on 23 June 2022 and will stand down from its Board following the close of the meeting.

-ends-

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 3, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary